Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a transcript for the Biogen Q2 earnings call on July 24, 2003 that relates to the proposed merger.

Q2 2003 Biogen, Inc. Earnings Conference Call

Boston, Jul 24, 2003 (CCBN StreetEvents) — Event Transcript of Biogen, Inc. conference call, 24-Jul-03 8:30am ET.

Corporate Participants

*	Peter Kellogg Biogen, Inc. — Chief Financial Officer, Executive Vice President — Finance

*	Christina Dillon Biogen, Inc. — Manager of Investor Relations

*	Jim Mullen Biogen, Inc. — Chairman of the Board and Chief Executive Officer

Presentation

Operator [1]

     Good morning. At this time, I would like to welcome everyone to the Biogen earnings conference call. Thank you, you may begin your conference.

Christina Dillon, Biogen, Inc. — Manager of Investor Relations [2]

Thanks Judy. Welcome to the second quarter 2003 results conference call.

     Today on the call we have Peter Kellogg, our CFO and Executive Vice President of Finance, Jim Mullen, Chairman and CEO and myself, Christina Dillon, Manager of Investor Relations.

     Hopefully you’ve had a chance to see the other press release we issued on Crohn’s disease as well as participate on the conference call. Let me begin with the Safe Harbor Act statement.

     This teleconference may contain forward-looking statements regarding the company’s expectations regarding future financial results, the development of the company’s pipeline products and results of the proposed merger with IDEC. Such statements are based on management’s current expectations and could be based on risk and uncertainties.

     Careful consideration should be given to the risks and uncertainties Biogen has filed with the Securities and Exchange Commission, include the outlook section of MD & A the most recently filed 10-K and 10-Q. The company does not undertake any obligation to publicly update any forward-looking statements.

     Now I will turn the call over to Peter who will go over the numbers with you.

Peter Kellogg, Biogen, Inc. — Chief Financial Officer [3]

Thank you, Christina.

     This was a very exciting quarter for Biogen which included a number of strong performances as well as some larger than normal costs. Specifically in Q2, we saw a top line performance driven by a record Avonex which had a softer royalty and Amevive revenue result led us to 21% total revenue growth.

     We also saw heavy spending in the R&D line against a critical Antegren program. And some unusual charges in the P&L that were both positive and negative. We had high expenses in manufacturing, as we’ve experienced batch write-offs and made some unique investments to resolve issues in the production process for Amevive and we had a revised estimate for royalties on Avonex.

     And finally, we incurred merger-related expenses of $3.8 million that are noted separately as non-operating. We also had some small amount of operating gains from sales of equities which we are also noting as non-operating.

     All together, Biogen’s revenue grew 21%, as I mentioned, our Q2 reported EPS was 38 cents, a 31% growth over prior year. Excluding the merger-related expenses, net of the small gains on equity sales, Biogen’s operating EPS in Q2 was 39 cents or 26% growth on an operating basis.

     Now, I would like to walk through the Q2 P&L line by line.

     Avonex revenue was $286 million that’s a 14% increase over prior year and a 4% increase over last quarter. This is simply the result of a continuing trend worldwide. Our business is healthy and we are seeing great results with this blockbuster franchise. Most notably in the U.S., Germany, the United Kingdom and several other markets worldwide. This result also reinforces the importance of Avonex in MS as it is a highly efficaous, great long term therapy and it highlights the ability our sales organization of getting that fact-based message.

     Amevive product sales in Q2 were $7 million. This is essentially an on track revenue performance and about where we hoped we would be. Our revenues are all in the U.S. and we’re seeing a rapid ramp up of dose shipments in June, July, versus prior months. I will come back and discuss the Amevive and Avonex businesses separately after walking through the overall Biogen P&L.

     Royalties were $31 million in Q2. As we have indicated several times previously, our royalty results in Q2 reflects the impact of Schering-Plough’s INTRON A performance this year. Most notably they announced trade channel inventory on the May 13th conference call and this impact is reflected in this figure.

     Now drawing down the channel inventories is a one time event, but we are conservative for this revenue source in the balance of 2003 based on the competitive challenges. I will note that Schering-Plough did announce the Q2 results yesterday in a conference call and we’re quite comfortable with the amounts they announced. Since the INTRON A royalty source will become a smaller portion of the royalty portfolio as we move into 2004 and 2005. The impact of any weakness in the Intron A franchise becomes much smaller in the future. Accordingly for 2003 we advise that we will be expecting lower results in the 2003 royalties and we announced that at our annual meeting and I will discuss that outlook in my guidance section later.

     Contract revenue was $2 million, once again this is simply the IDEC collaboration activity that Biogen is performing and being reimbursed for. Since this is not a 50/50 collaboration, we book this as contract spending and reflect it in R & D. We incurred $2 million, so total revenues were $326 million. So once again, a great top line result for Biogen worldwide.

     Cost of sales were $46 million, or 14% of revenues. This drives a gross margin of 86% which is pretty much in line with the trends that we’ve had. It is important to note that this cost of sales results includes several charges that we don’t normally see in the cost of sales line. We wrote off several batches of Avonex and Amevive totaling over $6 million. We reassessed our estimates for royalties that we had historically paid on Avonex. As you may have read this relates to a new patent from Columbia University that was asserted last year.

     During Q2 we developed our own evaluation of the validity of this new patent, which we reviewed with outside patent counsel and litigation counsel. All of this analysis led to the conclusion that our case is very strong and we will not owe royalties on this patent. Several other biotech leaders agree with this position.

     Biogen joins four other biotech and pharmaceutical firms to resolve this situation formally in the courts and we fully expect that we will win. Accordingly, we are no longer accruing for this royalty expense in our cost of sales line and we’ve eliminated prior accruals for this patent based on the revised estimate of liability and reduced cost of sales by $8 million.

     R&D was $116 million or 36% of revenue. Now this high level of R&D spend spending includes several unique drivers. R&D includes a 5.5 million of loan forgiveness. Antegren spending rate was at a peak level in Q2 as the Crohn’s disease and other studies were going at full force.

     We invested in costly manufacturing capability to improve the Amevive production processes. As a result of some quality our plant spent more time and cost of this process than originally anticipated. This required scheduling fewer production batches and more evaluations so they could diagnose the issues and assess the problem. The total was $5 million. We believe that this was clearly a necessary investment to assure top-quality production results in the future.

     SG&A was $92 million or 28% of revenue. And merger-related expenses were $3.8 million. Now, since we were the acquired the company in the Biogen IDEC merger, the expenses are expensed. We expect further costs in the balance of 2003 so we will maintain this P&L line for clarity.

     Other income and expense was $12.4 million in Q2 and as mentioned in my introduction, we did sell some equities during the quarter. Now while each of these transactions were small, together the gain on these sums did total $1.4 million so we have noted these in our non-operating items. $23 million or 28% effective tax rate. Reported EPS was 38 cents, as I mentioned and operating EPS was 39 cents.

     Now I would like to discuss the operating performance of our Avonex business in the U.S. and international and the status of our Amevive launch.

     Let’s begin with Avonex in the U.S. where product sales were $196 million. That’s a 12% increase over prior year and 4% over prior quarter. Our Avonex business was steady and this 4% growth over Q1 is very reassuring and should provide comfort that this important business is strong. We’ve always noted that as Avonex defends its leadership position against a new entrant in the U.S. market it will lose some share and this has happened but market growth and pricing upsides have more than offset that impact financially on a year over year basis, in Q2 last year we experienced an unusually soft quarter. So this is not a perfect comparison to last year.

     Now let’s turn to the international side where the Avonex sales were $90 million. That’s a 20% revenue growth over the same period last year and 6% increase quarter over quarter. Avonex’s revenue growth was also 6%. Now, the net impact on Q2 was $11 million, versus prior year.

     So the Euro strength has been very helpful; however I would like to take a moment to discuss our results, excluding any foreign exchange benefits.

     On a quarter-over-quarter basis, you may recall in last quarter we enjoyed a 9% local currency growth versus the prior quarter Q4 last year and that was quite sensational. This year we had less than that. Our Q2 quarter-over-quarter was 3%, which is really terrific. Major markets have driven the strength. Germany was up 23% in units versus prior year. The UK was up 40% in units and France is also quite strong. So this is not just a story, the Avonex team has really done a great job.

     Now let’s turn to Amevive in the U.S. where product sales were $7 million. Now this revenue has come in about as expected. The launch profile anticipated that Q2 would be in the 6 to 7 million range, considering we are booking 90% of revenue. Shipments produced and the revenue per week accelerated. In April, we were booking $260,000 per week. In May, this rate of dosing shipments grew to about $590,000 per week and in June we expanded, just as our launch model predicted, to $990,000 per week. So the revenue curve is clearly stepping up as we anticipated, however we are not seeing several factors lining up as planned.

     In June the referral rate was below expectations. As of June 30th we’ve receive over 5,000 ASAP referrals which is roughly 10% below our original plan. Now you note as of mid-July we are over 5,500. So we could expect Q3 and Q4 to ramp up in revenue but it may not get to the $85 million that we were targeting for 2003. We have assessed this referral trend and update full-year guidance accordingly. Jim Mullen will discuss the Amevive launch following my discussion. But let us turn to the 2003 guidance.

     Clearly the Q2 updates will drive the P&L line. Our expectations for operating earnings per share of $1.72 to $1.85 has not changed at all. Avonex’s strength in the U.S. and internationally has increased. We believe that Avonex U.S. will perform in the 3 to 5% growth range. And international will be in the 18 to 24% growth range yielding Avonex in the high single digits, roughly 8 to 10% growth. Royalties will be in the $130 to $145 million range, versus the prior estimates, due to the reductions in inventory by Schering-Plough and Q3 and Q4.

     Amevive is the hardest to provide guidance on since we are only in the six month of launch. We believe the range of possible outcomes is quite wide but we are resetting the expectation range to 50 to 70 million for the full year. Again, Jim will provide a more in-depth discussion on Amevive in a moment.

     The total revenue is still expected to grow in the mid-teens, just as before. The Avonex strength offset the slower expansion of Amevive. The P&L expense lines have not really varied much, gross margin is 85 to 86% and R & D will be in the 32% range and SG&A operating including the merger-related costs will be the low end of our 28 to 30% range. There are really no other P&L changes.

     Now, some of you will no doubt note that the fluctuation in R & D expense between Q1 and Q2 is fairly large, but this is not a full year impact. We always noted that our results during 2003 would be lumpy. Going from quarter to quarter, and we paid ICOS a milestone, operated phase 3 trials of Antegren and incurred high manufacturing costs, the bulge of expense in Q2 should not be surprising. We are quite comfortable with our full year outlook for R&D and earnings per share.

     We expect capital spending to be reduced from the $150 to 175 million range that we talked about previously, to a new range of about $120 to $150 million. As anticipated synergy benefits from the upcoming merger will allow us to curtail spending.

     Now I would like to hand off to Jim Mullen who will comment on the quarter and the merger with IDEC.

Jim Mullen, Biogen, Inc. — Chairman of the Board and CEO [4]

     We’ll start with the operating results and then move on to make a few comments about the merger with IDEC.

     So first, start with Avonex. The U.S. business continues to do very well this quarter. We have a strong base of positions and high market share and the market continues to be very concentrated and I don’t see that changing in the future.

     The EU business continues to grow very well. It’s a trend that certainly we saw in performance as we came into this year, and I’m pleased to say that it’s continued. It’s being driven by consistent type message on the long-term efficacy of Avonex and the neutralizing antibody is striking a chord with physicians because they know they have to treat these patients for the rest of their lives.

     We’ve already announced, you’ve seen it before, that we will be launching a pre-filled syringe in the U.S. and the EU this year. I think that’s an improvement to the MS patients. That should help continue to move that business forward.

     Now, I’m going to go into more detail on Amevive than Peter did and then we have done before, periodically we have provided you a few metrics on the launch and as Peter said, there are three important metrics to determine the revenue in the near term. The referral rates into our ASAP program, the time to work through the reimbursement cycle and then the percent receiving reimbursement and starting, what we call conversion rate. In the longer term we think the breadth of prescribing, the number of physicians prescribing Amevive will also be important. So to date, more than 1500 physicians have referred over 5700 patients and approximately 2300 patients have started dosing.

     Now I will drill down a little bit deeper into the analysis.

     As I said, the key issues are reimbursement, logistics and referral to starting therapy and the referral rates, the conversion rates and lastly breadth of prescribing. I will provide a little information on all of those. So let me start with reimbursement logistics.

     Obviously, we identified that as the major launch issue, and we continue to work on that. In Q2 we expanded the number of patients moving to the special pharmacy channel. The majority of the Medicare carriers at the state level now have either posted positive coverage language or have paid a claim. And as we work with each payer, each physician practice and each patient we are certainly making progress. So for those patients who have started on therapy within 90 days of referral, we’ve seen the average time decrease from 10 weeks to around six weeks. So I think we’re pleased with the progress that’s being made there.

     Referral rates during the spring were running at about 250 patients per week. We entered the summer holiday season, referrals are running about 200 per week. We expect the seasonal variation to reverse itself in the fall, and also as we smooth out and shorten the reimbursement process we expect a conversion of referral to treated patients to climb. The conversion rate of the first patients during the winter was relatively low at around 45%. We think that over time, we can get this to 80% by shortening conversion time and certain pre payer authorizations. Not surprised that as the time drags on obviously the number of patients who are still enthusiastic about Amevive starting drops off. So really pulling that time in is really critical to keep the momentum of the treatment decision to getting patients on treatment.

     We have been pleased with the breadth of prescribing. More than 1500 physicians have referred 5700 patients for treatment and approximately 2300 patients have started therapy. Keep in mind that really about 90% of this market is really handled by about 3,000 physicians. So, in fact, breadth of prescribing has been a positive outcome thus far. It’s broader than we had initial anticipated. I’ll give you a little bit of flavor for that.

     A third of all the ASAP referrals are coming from 73% of the physicians who have — who are writing scripts for less than three patients. So we sort of term these as the guys who are really testing the market and the product and the reimbursement cycle. A third of the referrals are coming from 22% of the physicians that have four to ten patients through the referral process. And a third of the referrals are coming from 6% of the physicians with more than 10 referrals. We don’t actually see any real differences, as you go down through those, those three groups, the third, a third, a third in terms of how long it actually takes to turn around a patient from referral to dosing. So I think — I think we’re making progress across the entire front here.

     The opportunity we really see as we go through the remainder of the year and, of course, continue to evolve the market here is these first 73% of the physicians that are what we call the testers need to become comfortable with the reimbursement logistics and the product profile and write more referrals. We know that a number of — a big portion of these physicians are, in fact, large prescribers, so the potential is there. We just need to move them through this first phase of the launch.

     So how do we forecast the remainder of the year? Peter gave you a pretty wide range, and it really depends on what happens with the three key variables the flow rates, the conversion time and the percent conversion and. So we’re forecasting in 2003 range of $50 to $70 million of sales.

     Now to give you a little bit of feel for those to reach the $50 million level, the referral rate would have to remain at the summer levels throughout the reminder of the year. And just see a modest improvement in conversion time and conversion rate. To get to the $70 million sales level, the referral rate in late Q3 needs to increase by 20% per month, starting after Labor Day. And the conversion time needs to contract to eight weeks with a high rate of patients converting. We think that is very possible. Of course that’s what we’re aiming at but nevertheless we’re providing what we believe is a realistic range, given the uncertainty around the three driving variables here.

     In Q2 we did start to see the high month over month over month growth rates and Peter gave you those numbers. So we do think we’re making progress against all the issues; although, I will say the pace has been somewhat slower than we had hoped. I think we believe that once these physicians get comfortable with the logistics and the overall profile, especially the months of treatment-free response this will allow us to really establish the important physicians psoriasis market that we’re after.

In the EU we have spent the last few months meeting with regulatory agencies to determine the best path forward to get registration. We think it’s to look at a somewhat more restricted population. It is actually quite consistent with the label we would have had anticipated initially from the regulators but we really need to provide more patients in that particular population. So study protocol design is complete. We’ll start enrolling patients a little bit later this year. And, you know we’ll update you on that as it unfolds.

     Antegren, obviously you’ve seen the press releases and the comment we’ve made in the earnings press release but I encourage you to pick up the press release that just deals with this. This is the joint Elan and Biogen press release. There was a phone call at 7:30 that probably was not the most convenient time for everybody, but that is recorded and we provided those numbers. The key counts, we missed the primary end point, the efficacy profile was similar to phase two but the placebo rate was higher. About the only thing else that I can add to that is we feel that the data was very internally consistent with Antegren patients doing better than placebo patients throughout the trial. There’s certainly very strong evidence of biological activity and the product was well tolerated and safe.

     The go-forward plan is to meet first with the FDA to review the data, and discuss the data to determine what’s going to be the most appropriate path forward. Clearly we won’t be filing this year, based on these trial results. And we won’t really have any additional comments on the path forward in Crohn’s disease until we’ve had specific discussions with the regulators. The MS studies are on track. There’s no change to those and we don’t think that there’s anything we’ve learned from the Crohn’s disease trial that negatively impacts the MS trials.

On July 16th, we did file the S-4 or more appropriately IDEC filed the S-4 which includes more detail about the transaction and the background and the rationale. I’m sure a lot of people have started to read through that. We have formed a 10-person integrated team of senior management, that is well into the planning stage, for post-closing integration.

     We believe, and I strongly believe that this merger represents a unique opportunity for Biogen and IDEC to fast forward strategically and create the next large biotech company. We’ve had many questions, as we’ve been on the road talking with investors of why now? I think it goes along a couple of lines.

     First, it is a very good time in the evolution of both companies to come together. In the near term, Biogen was planning to expand in oncology. IDEC’s plan was to expand into autoimmune diseases as well as to think about their geographical expansion. Both of these companies can now avoid what would have been large investments in those respective areas.

     In addition, over the past few years we have certainly built out our international infrastructure, and all of the systems, the IT systems, the quality systems, the validation systems and all the rest that are required to really operate an international pharmaceutical business. And as IDEC looks at what it would take for them to establish that, I think they’ve concluded that here, again, there is sizable costs and therefore, sizable cost savings and all of these cost savings from both the expansion in oncology for us, for autoimmune for them, the global infrastructure, instead of investing in those infrastructures we can redirect that investment into value creating R&D and that’s products and more products.

     And so with the merger with IDEC taking a critical step to become the number three player in the industry, we’ll have the strength and the commitment of R&D through an annual budget of $550 million and more than 1,000 dedicated R&D employees. We’ll achieve diversification of our product profile and revenue basis creating a merged company with two block buster drugs Avonex and Rituxan. And Amevive and Zevalin. Strengthening our business development efforts with Biogen IDEC positioned as the partner of choice for companies looking to partner promising biological products in development.

     I think by adding the two companies together, we will be creating a company that over the next five or ten years can certainly create much more value than either of these companies could have done independently. So I believe it is a great combination. It’s a very, very good fit and we’re extremely excited to get started with it.

     Now I will turn the call back over to Peter and talk about the combined company and update you on those numbers that we’ve discussed before.

Thank you.

Peter Kellogg, Biogen, Inc. — Chief Financial Officer [5]

Okay. Thank you, Jim.

     Just to recap, you know the economic outlook for the merged Biogen IDEC is quite strong. As we announced, we anticipate 15% revenue growth through 2007, that will lead to 20% cash EPS growth. These, of course, are compounded annual growth rates that may vary on a year-to-year basis. As we discussed, the merger with investors over the past month we’ve been getting a lot of questions that center on three topics, what is the starting point for the 20% growth, how are you thinking about the 15% top line goal, and where will the synergies come from and how will they be deployed to the pipeline versus EPS?

     I would like to talk about those three questions here a little bit if we can. Obviously we’re (inaudible) putting these two companies. We have announced, but not yet closed, but I think I can clarify some of this. Let’s begin with the starting point.

     As we develop this outlook, we began with the 2003 EPS outlook for the two companies individually before any merger-related charges. For Biogen we suggested we use the — that you use the guidance range that we have. For IDEC they haven’t got the same quite full-year guidance but we suggest you use your current estimate. The combination of these EPS values using the 1.15 exchange ratio creates the beginning EPS starting point for the combined company. Now, the top line growth portion of the projections is quite straight forward. We see Avonex holding up quite well as you have seen from the results in Q2 the Avonex business is quite strong.

     We also see Amevive obtaining the goals we have always set for it. We’re seeing slightly slower start during this year but as Jim mentioned we are quite comfortable with the breadth of doctors referring patients to AMEVIVE and we’re going through the ramping up process and the revenue curve is looking very nice. Antegren is expected to be out there in 2006. The outlook of Crohn’s disease is under investigation. We have expect that royalties will be available, particularly with Intron.

     A portion of our mix becomes less and less important to the overall royalty line at IDEC, Rituxan is still continuing to be developed and Intron A portion of our mix becomes less and less important to the overall royalty line at IDEC, Rituxan is still continuing to be developed and we are encouraged by its outlook. Zevalin is still working through its reimbursement challenges so our assumptions here have been modest. When you put these factors together we anticipate 15% revenue growth. Now we haven’t been providing individual year or product estimates at this time. There’s some work to do in planning all of this, obviously. But we expect to provide more detailed breakdowns after we close and combine the merged company.

     On the profit growth, as we work through the P&L line items we anticipate very importantly that there will be over $300 million in operating expense synergies through 2007 cumulatively. These have been identified from the first wave of planning before announcement and they relate to specific actions that we’re already aligned on.

     Let me share some specifics with you and these are some of the same comments that IDEC management made on the IDEC call. The combined company would expect to wind down operations in San Diego. This should reduce operating expenses by 20 to $25 million per year for every year thereafter. The merged company will be able to leverage the relative strength and averting duplicativeness in manufacturing and quality and consolidation and leverage of existing R & D platforms. An anticipated cumulative benefit across all of these areas of roughly $80 million through 2007. As IDEC’s large-scale facility comes online we will be able to move Antegren production into this facility as a second site to more fully utilize this operation rather than charge unutilized capacity to the R&D line. We expect to leverage the existing ability in RTP to reduce the cost of the new plant in San Diego and our large-scale facilities overall.

     Upon the capital front, we will be able to defer construction of our next large-scale manufacturing facility which was scheduled to begin this year in Denmark. We predict it will defer $175 million in capital. Of course, we expected these synergies to go away after 2007. Exiting that year, we felt the synergies would be running at over $120 million per year. In this level could continue to grow as we work together on an integrated basis. I know many of you like to think about how these savings add up in an all in net present value way. So by our estimates the after-tax cash flow benefit of all of these synergies over time could be worth roughly $800 million to $1 billion. Now further opportunities may present themselves and our integration team, as Jim mentioned is already working through these more detailed plans for the newly merged entity.

     We recognize the importance of these synergies since they will mostly be deployed to drive a stronger pipeline add Biogen IDEC that neither company could have built independently. We are also planning to be a partner of choice with a more aggressive approach to partnering in programs and working with smaller companies on a venturing basis. Of course these plans will also require resources so the leverage of our respective strengths to drive these synergies is an important foundation to the success of the future of Biogen IDEC. All together we expect that Biogen IDEC will deliver 20% cash EPS growth and be able to build a richer pipeline in family of collaboration.

Now I would like to turn to Christina who will coordinate the Q&A. Christina?

Christina Dillon, Biogen, Inc. — Manager of Investor Relations [6]

Yes, just as a reminder the operator will open the queue for Q&A. We ask that you ask only one question and get back in the queue for subsequent questions of we’ll take questions until 9:30 and the call will end Q&A.

Questions and Answers

Operator [1]

Your first question comes from Craig parker of Lehman Brothers.

Craig Parker

Good morning.

Jim Mullen [3]

Good morning, Craig.

Craig Parker [4]

Is Burt there to answer any ANTEGREN questions or not going to be answered on this call?

Jim Mullen

Well, Burt — Burt is actually with Lars in New York.

Craig PARKER [6]

Okay.

Jim Mullen [7]

And questions — I think they’re actually set up to deal with questions going in via their IR group. Elan’s I.R group and I think that’s in the original press release. Is that right Christina?

Christina Dillon

Yep

Craig Parker [9]

Okay. I was on that call. There just wasn’t much time for questions. Let me ask an AMEVIVE question then. And then thank you for giving all the data you gave us. That’s very helpful. 72% of physicians who have referred less than three patients, do you have information on how many patients have actually been treated by that cohort of physicians?

Jim Mullen [10]

The — the ratio of patients treated to patients referred doesn’t really change as you go down to the cohorts. So it’s about — whatever that overall ratio of — it’s about a third of the patients, I think at this point of the 27 over the 5700. It doesn’t really change as you go down through the groups, Craig.

Craig Parker [11]

Okay. Thank you.

Jim Mullen [12]

Yep.

Operator [13]

Your next question comes from Michael King of Banc of America Securities.

Mike King [14]

Thanks for taking my question. Similar issue on AMEVIVE. Do you have enough information about whether patients — are there patients out there that have received more than one dose, and can you also give us a breakdown between the number of patients or percent of patients that get IV versus IM?

Jim Mullen

Yeah. There’s — I mean, obviously we’ve not been out there long enough where there are quite a number that have received multiple doses. In fact that’s what you see driving this acceleration of the curve is once they started — once you finally get this through the reimbursement process they will get 12 doses and most of the patients are from the reports of the field are really staying on the therapy through that first course of therapy.

Mike King [16]

I’m sorry, I should have said courses there as opposed to dose. I apologize.

Jim Mullen [17]

I don’t know that we have any data about patients going on to a second course and, frankly, I wouldn’t expect that there would be much of that yet. In terms of the breakdown, IM to IV, it’s predominantly IM. And it’s about two-thirds — or about 75% IM, 25% IV. I don’t think we’ll start to see this sort of second course phenomenon until, you know late fall, early winter, when we can really have enough patients to comment.

Mike King [18]

Okay. Thanks so much.

Operator [19]

Your next question comes from Eric Smith of SG Cowen.

Eric Schmidt [20]

Thanks for taking my question. Jim, also on AMEVIVE, I guess what you are referring to is the conversion rate now, from referral to the actual dosing of drugs is made up of two parts. Those patients that might be denied reimbursement, and then those patients who despite getting reimbursement might elect not to go on drug. Could you isolate out the first part of that equation for us and talk about the reimbursement denial rate and how that’s changes over time?

Jim Mullen [21]

Yeah, I think that patients who successfully, you know, make it through the process are — are about 80 plus percent. So, you know that allegation the majority of them and I think as we have — as you’re going back to payors that have already established a policy, obviously that’s improving but I think we’re so early in this that we’re working through new payers all the time. When you actually go back to payers that have already approved a few — a few patients, you’re seeing actually fairly rapid turn around now in a few weeks and good reimbursement, but, you know, we’re still early enough in this that we’re mostly dealing with, you know, people still establishing their policy.

Eric Schmidt [22]

And in terms of the summer slowdown, is that attributable to anything, other than seasonality of this disease or something else going on?

Jim Mullen [23]

Well — well, I guess we’ll see when we get into the fall. I think — we always believed there was a seasonality because it is a — it is something that waxes and wanes and certainly just people being out in the sun helps them a lot. But we’ll just have to see. I mean, we — we have always anticipated that there was a seasonal effect to the summer where we would see really a flattening off of scripts. We even see that to a lesser extent in the AVONEX business, where things just flatten out, people don’t start on new therapies over the summer as much as they otherwise would. It’s obviously in the case of MS, it doesn’t have anything to do with the seasonal variations disease. There is a seasonal variation of the disease in psoriasis. And that probably accentuates that. You know, people can speculate or almost anything. I think we’ll have to see what the data says, as we come out of summer and go into the fall and that’s really why I — I put out a bracket of 50 or 70. If you want to assume there’s something more to it than seasonality, we’ll be closer to 50. If it comes back, as we saw in the spring to those kind of numbers and then climbs modestly from there, then we’ll be closer to 70.

Schmidt [24]

Thanks.

Jim Mullen [25]

Mm-hmm.

Operator [26]

Your next question comes from Maykin Ho of Goldman Sachs. [ no audio ] Mate mate may kin your line is open. —. Maykin your line is open. That question has been withdrawn. Your next question comes from Mark Showenbaum.

Jim Mullen [27]

Hey, mark? — mark Schoenbaum.

Jim Mullen [28]

Hey, mark?

Unidentified [29]

Operator [30]

Mr. Schoenbaum, your line is open.

Jim Mullen [31]

We haven’t lost the queue, by any chance have we? No, I’m showing the lines are open.

operator [32]

We’ll go to the next question and that is from Jennifer Chao of RBC Capital Markets.

Jenn Chao [33]

Thanks for taking my question. On MS, just to clarify, will the potential interim look be publicly disclosed whether the results are positive or negative this.

Jim Mullen [34]

No, what I said very consistently is the only thing we’ll ever say about the interim results is that, in fact, we filed and we’ll announce that when we filed. And the reason for that is we don’t under any circumstances either in reality or by perception want to take the full two-year trial data which — most people remember — but I will just remind everybody — that the — that it is a disability end point that we’re after on the full two-year data. The interim end point look would be the kinds of measures that we had in the Phase II trials so this is relapse rate and MRI kinds of data. And what we’re really after here, over the long term is the strongest possible way. So we don’t want to taint the trials in any way and therefore, you will never hear us talk about the data other than the fact that we have filed and as Laura said in the prior call, it’s also really an issue with the FDA. They’re very sensitive to what we might talk about around those interim end points and so we will be very tight lipped. I know that’s frustrating to the investment community but I think that’s the best way to preserve the value of these trials. And if ANTEGREN turns out to be as strong a product as we think it will be in MS, this could well be the last time you can run a placebo-controlled trial in multiple sclerosis. It is ultimate — it’s already the case when you can get a placebo trial through IMB.

Jenn Chao [35]

And would it be associated with the interim look and how long are they reviewing the data?

JIM Mullen [36]

The — there isn’t a statistical hit against it because it is not the primary, and how often is the committee meeting? I believe they are meeting every six months on this one.

Jenn Chao [37]

Okay. Thanks.

Jim Mullen [38]

Mm-hmm.

Operator [39]

Your next come from Meirav Chovav of UBS.

Meirav Chovav [40]

Thank you. I’ve been jumping on and off several calls this morning so excuse me if I asked something you have already said. But I’ve seen that you wrote down the AMEVIVE outlook for this year. Are you willing to make any comment about your expectations next year? Especially considering that by the middle of next year, there’s likely to be two other competitors in psoriasis in the marketplace?

Jim Mullen [41]

Meirav Chovav this is Jim. So you — you caught all the essential parts by the sound of it. We — we haven’t made any comment about 2004. Honestly, I think it’s premature. We’ve got so many variables moving that I’ve given you a $20 million range for the rest of the year, which on a percentage basis is still a pretty wide range. And as you point out, there are going to be other competitor factors and I really think we need to get closer to the time when they’re going to get approval, whether that be the actual label on Enbrel, or an approval on RAPTIVA to see how that will fall out in terms of the market dynamics. Certainly the longer that we have in the market to really put this product in the hands of the most number of physicians and have them see for themselves this duration of remission, the better off we’re going to be and the better competitive profile we’ll be. I — I am not going to try to make a call on all four until probably, boy, very end of the year.

Peter Kellogg [42]

One comment that — hi, this is Peter. One thing I would add is that we are very encouraged of is the breadth of doctors who have participated in the AMEVIVE program. As Jim mentioned, I don’t know. If you heard that some of the metrics that he portrayed, but we have a very large portion of our doctors who have only prescribed one or two patients, and at this point — at this point and obviously through the balance of the year, a good portion of the range of outcomes will be whether or not — you know how many of those doctors move from 1 to 2, to 3 or 4 or 5 or 6. Now these are all doctors who have many patients and, in fact, as we looked at the database base, the doctors who have prescribed one or two are not skewed by having smaller practices or anything like that in any way. So there also a lot of potential in that group. I think as we go into next year is the breadth of the market that we’ve established and the number of doctors who have experienced first hand the duration of the effects and the benefits of AMEVIVE and understand that profile. As other drugs get introduced they completely see that, okay you have AMEVIVE as one very unique profile, and dosing regiment and very, you know unique benefits to the patients and many other drugs will all be looking a little bit more similar in terms of their profile.

Meirav Chovav [43]

I did — when you may have missed, if you didn’t hear all of my discussion around AMEVIVE, was I did talk through a number of different metrics that are not all in the press release. So that would, I think if you go back and either call us or call Christina, or go back and listen to that portion of the call, you’ll have quite a bit of information there to sort of think through some modeling if that is what you would like to do. Thanks.

Meirav Chovav [44]

Have they discussed that AMEVIVE should be tested for Crohn’s disease which I actually believe it should. And obviously now the results of ANTEGREN in Crohn’s is this something you will be reconsidering. I think it might work there.

Jim Mullen [45]

Well that’s a — we’re going to put you on the research staff, Meirav. That that’s one of the indications that been on the radar screen. We are — you know, I think our priorities on AMEVIVE right now are a couple fold. First, I would still like to see us optimize the profile of this product and the profile of the product that we have currently is — the profile of the product that we have currently is the consequence of the trial designs that we had to run for phase three. So looking at the common therapies, different dosing regimens in terms of length of time and those kind of things we’ve got quite a bit of work going on in the clinic on those kind of areas and I would actually like to get that nailed down a little bit better before we start to run large trials in other indications. We are also running a number of pilot-sized trials in — in a few different indications, but I don’t believe we have anything going on right now in Crohn’s disease. But it is certainly one of the targets down the line.

Chovav [46]

Thanks.

Jim Mullen [47]

Yep, you’re welcome.

Operator [48]

Your next question comes from Allen Rennie.

Matt Geller [49]

Hi, it’s Matt Geller. I’m playing telephone roulette. You talk about the design of the ANTEGREN multiple sclerosis trial. I understand the end point is the clinical progression, in fact — progression of the disease. What type of results do you have to have, and also can you talk about what kind of clinical progression you saw in placebo compare today treated and in phase two of the trials?

Jim Mullen [50]

Okay. Matt you are almost certainly going to outstrip mine and Peter’s ability to give you detailed answers to those questions, but I can’t even remember the whole list of questions you had! Let me give you a few — a few comments I’m going to work backwards and ask you to break these things down a little bit.

Geller [51]

Sure.

Jim Mullen [52]

I don’t know that there’s a lot that you will be able to infer from the Phase II trial about the placebo rates and I say that because really the placebo — the Phase II trial was a relatively short trial. And it was mostly focused upon looking for strong evidence of biological activity, which in this case, we were looking at MRI activity in particular. Because we know that, that is a very quantifiable and unsusceptible placebo responses. And then secondly relapse rate, which is something you pick up in a relatively short trial but that has more subjectivity to it. Now the phase three trials, both of the 1801 and the 1802 trials, the primary end point is the slowing and the progression of disability as measured by EDSS, defined by at least one point increase of EDSS over baseline that’s maintained for 12 weeks. So a little — just a slight difference between that and the original phase three designs AVONEX but we used this one point difference in EDSS. We had to confirm it at two times, 6 months in this case. We’re doing it three months apart. We still think that is a pretty good trial design. The secondary end points will be a number of MRI measures, the relapse rates, I think the MSFC, which is this multiple sclerosis functional composite, which is a 29-foot walk and nine-hole peg test and cognitive tests and there’s probably quality of life measures and things like that as well. Can I give you the follow-up there, Matt?

Geller [53]

Sure.

Jim Mullen [54]

Did that get the answer?

Geller [55]

For pretty much so. We can follow up offline.

Jim Mullen [56]

I think the placebo rate — Burt made a comment because a question did come up in the phone call on the ANTEGREN trial, and he made a comment and I don’t know that anybody actually asked a specific question about it but it was around the placebo rates in the MS trials and what I say this is because the differences really lie in the end points. We are looking at the EDSS, that is an evaluation against a multiple set of clinical parameters that is done by a neurologist. The — the CVAI and one of the reasons why you have – what Lars called the phenomena of placebo creep, I love the phrase, but, I mean it is what we see, it is one of the combined end points but two-thirds of the score is derived from the diaries of the patients. And it is pretty kind of soft stuff in terms of what they’re evaluating. And therefore, fairly subjectable to placebo. In the case of MS, you have some pretty hard end points particularly the MRI, and the EDSS are extremely hard end points and if you require, like we do, that relapse — that a relapse or an exacerbation be confirmed by a neurologist, you know with criteria that is approved prior to the trial, that takes a lot of the subjectivity out of that end point as well. So — and we think that it just — it is a trial and end points that are much less susceptible to placebo effects than CDL.

Geller [57]

Great. Thanks a lot.

Operator [58]

Your next question comes from Robert Leboyer.

Robert Leboyer [59]

Good morning. I had a question related to the merger and. When I look at the — the two companies, I really don’t see very much that IDEC will add to the AVONEX and the AMEVIVE franchise. I don’t see that it will add in terms of making AMEVIVE more competitive against Enbel or RAPTIVA. I wouldn’ter how much consideration this has in your focus area and the market constant that you have been talking about.

Jim Mullen [60]

Okay. It’s a good question. The compact market concept is really the important element that will drive, really any market that we enter, either as Biogen or Biogen IDEC. Because — I mean, we have really defined what — where we can be effectively competitive by these specialty markets. Now you drop back to, well, where do we have research and development and product expertise as being the likely area that we go after. If you look at the evolution of the products at Biogen, the evolution of products in research, or the bulk of the research at IDEC, you will see that both have in common very broad base in immunology. It turns out that IDEC really took the track earlier on to apply that in an oncology setting. We took a track earlier on applying that in autoimmune diseases and in the last few years, and the last five years, we both started going the other direction, which is to recognize that areas of research and specific products that we have in our pipeline have applications, in our case, beyond autoimmune and into oncology. And in their case, out of oncology and into autoimmune disease. I think there’s quite a bit of overlap from a research perspective and, in fact that’s exactly why they became the perfect partner in this oncology collaboration early on. We had three products — well, actually more than that, but three products we eventually dealt around, two of which are really immunomodulators that we were trying to apply in the oncology setting and they have people to do that. Now, in the near term, I would agree with you, there’s not going to be anything really added in the AVONEX business or the ANTEGREN business or the AMEVIVE business and we won’t add anything to the Rituxan or the Zevalin business. I think we gain, as you see Rituxan starting go into development in RA and you have clinical expertise here that can be quite valuable and the experience in those kind of markets that can be quite valuable as you try to build up the value of Rituxan and similarly, you know, we have — those things that we were doing in oncology, really get leveraged up much better in — in a merger than they would have either one alone. The other comment I would make is if you sort of strip it down one more layer in immunology, we have a lot of strength in the T cell side this. They have a lot of strength in the B cell side and I think that is sort of a unique combination there as well.

Robert Leboyer [61]

Okay. Thank you very much.

Christina Dillon

Operator that was the last question. Thanks for joining us on the call today, and we look forward to talking to you in the future.

Operator [63]

Thank you for participating in today’s conference call. You may disconnect at this time. O CF1 O

Additional Information and Where to Find It

On July 16, 2003, IDEC Pharmaceuticals Corporation filed a registration statement with the SEC on Form S-4 that includes a preliminary joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant materials regarding the proposed merger transaction. Investors and security holders of Biogen and IDEC are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on July 16, 2003, the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by Biogen or IDEC with the SEC when they become available, because they contain, or will contain, important information about IDEC, Biogen and the proposed transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of

Biogen and IDEC seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed by Biogen or IDEC with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121 when it becomes available. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Investors and securityholders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials relating to the proposed transaction when they become available before voting or making any investment decision with respect to the proposed transaction.

Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen’s 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information about the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC’s 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction may be obtained by reading the preliminary joint proxy statement/prospectus of IDEC and Biogen filed with the SEC on July 16, 2003 and the definitive joint proxy statement/prospectus when it becomes available.

SAFE HARBOR STATEMENT

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.